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                                                           Exhibit 99(a)(5)(vi)


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                                                         PRESS RELEASE
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                                                       [PERKINS LETTERHEAD]
[PERKINS LOGO]




   PERKINS PAPERS LTD. RESOLVES "POTENTIAL ACCOUNTING IRREGULARITIES" AT WYANT
                 CORPORATION SUBSIDIARY AND EXTENDS TENDER OFFER

CANDIAC (QUEBEC) OCTOBER 27, 2000 -- Perkins Papers Ltd. (TSE, symbol: PKN) announced today that it had concluded the study respecting the "potential accounting irregularities" at the IFC Disposables, Inc. subsidiary of Wyant Corporation (NASDAQ Small Cap, symbol: WYNT) (the "Company") disclosed by the Company in its October 2, 2000 press release, and reached agreement resolving this issue. As a result, Perkins will proceed with the tender offer to acquire all outstanding shares of common stock of Wyant Corporation at a price of $4.00 per share in cash. As described below, this agreement will require certain approvals by the U.S. Securities and Exchange Commission ("SEC"). In order to allow this process to be completed, Perkins Acquisition Corp., a wholly owned subsidiary of Perkins Papers Ltd., is extending its offer to 12:00 midnight, New York City time, on Monday, November 13, 2000. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Thursday, October 26, 2000.

As of the close of business on October 26, 2000, approximately 2,198,250 shares, including guaranteed deliveries, of Wyant Corporation common stock have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 96.8% of the 2,270,617 shares of common stock issued and outstanding.

Following the Company's announcement in its October 2, 2000 press release of "potential accounting irregularities" at its IFC Disposables, Inc. subsidiary, Perkins extended the expiration of the tender offer and announced in its October 3 press release that

      Perkins is currently studying the potential impact of this information on its tender offer announced on August 30, 2000, and commenced on September 8, 2000, for all outstanding shares of the common stock of Wyant Corporation. Once this study is completed, Perkins will promptly announce its effect, if any, on the tender offer.

This study has included discussions with the Company and Mr. James A. Wyant, the Vice Chairman of the Board and Corporate Secretary of the Company and the largest holder of the Company's common stock. Mr. Wyant is also the holder of 1,333,333 shares of Class E Exchangeable Preferred Stock (the "Class E Preferred Stock") of Wood Wyant Inc., a wholly owned subsidiary of the Company, which are exchangeable, on demand and without additional consideration, for shares of the Company's common stock on a one-for-one basis. By Stock Purchase Agreement dated August 30, 2000, and as more particularly described in the Offer to Purchase, Perkins agreed to purchase

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from Mr. Wyant all of his shares of Class E Preferred Stock at a purchase price of $4.00 per share in cash.

The study has now been completed, and Perkins has concluded that the "potential accounting irregularities" should result in a reduction in the overall acquisition cost to Perkins of more than $1 million. The Company has argued against this conclusion and in support of maintaining the $4.00 per share price to be paid to all holders of the Company's common stock.

In order to provide the reduced cost to Perkins, while at the same time maintaining the $4.00 per share price to be paid to all holders of the Company's common stock, Perkins and Mr. Wyant have agreed, with the agreement of the Company and other Wyant family members, to reduce the purchase price paid to Mr. Wyant for his Class E Preferred Stock under the Stock Purchase Agreement to $3.51 per share, and to amend Mr. Wyant's employment agreement to reduce by one half the amounts to be paid to him thereunder as a result of the change in control resulting from the closing of the tender offer. This would result in an aggregate Class E Preferred Stock purchase price reduction of $650,000, and an employment contract payment reduction of approximately $91,000 (C$130,000), for an aggregate reduced cost to Perkins of approximately $741,000.

This solution is acceptable to Perkins, the Company, and Mr. Wyant and the other members of the Wyant family, subject only to confirmation that it does not contravene any applicable law or regulation. The solution is embodied in a letter agreement currently being circulated for signature by such persons (the "Letter Agreement").

Legal counsel to Perkins has advised Perkins that the agreement to purchase Mr. Wyant's Class E Preferred Stock at the reduced price of $3.51 can only be effected if Perkins is granted an exemption by the SEC to the application of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended. This Rule, among other things, prohibits a person making a cash tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, otherwise than pursuant to such offer, from the time the offer is publicly announced until its expiration.

Although it is not possible to predict the outcome of the exemption request to the SEC, Perkins believes the purchases of the Class E Preferred Stock pursuant to the Stock Purchase Agreement at the reduced price of $3.51 is a situation in which an exemption would be appropriate pursuant to Rule 14e-5(d) ("Exemptive Authority").

Perkins will, prior to the expiration of the tender offer, file an amendment to its Schedule TO and amend its offer to purchase to reflect all of the foregoing, and in conjunction with such amendment will file as an exhibit to the amended Schedule TO the Letter Agreement. In addition, upon the receipt by Perkins of the decision of the SEC, Perkins will promptly announce the decision.

As a consequence of the extension of the expiration date, holders of Wyant Corporation common stock may tender or withdraw shares until 12:00 midnight, New York City time, on Monday, November 13, 2000, unless the offer is further extended.

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The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, Perkins's Offer to Purchase, dated September 8, 2000, as amended on September 21 (Amendment No. 1), September 25 (Amendment No. 2), October 3 (Amendment No. 3), October 6 (Amendment No. 4), October 13 (Amendment No. 5), October 20 (Amendment No. 6) and October 27, 2000 (Amendment No. 7) and the related letter of transmittal. Wyant Corporation stockholders should read such documents completely prior to making any decision respecting the tender offer.

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Perkins Papers Ltd. is the second largest producer of tissue paper in Canada and the seventh largest in North America. Perkins operates six mills and converting plants, five of which are located in Quebec and one in North Carolina, with a workforce of 950 employees. Perkins's industrial infrastructure includes eight paper machines with a combined annual capacity of 262,000 short tonnes of tissue paper. The Corporation also operates 38 converting units. A large share of its production is converted into finished and semi-finished products such as bathroom tissue, household towels, facial tissue, napkins and hand towels. To complete its product lines, Perkins also produces folding cartons and kraft paper bags. The Company sells its products under its own brand names such as, Cascades(R), Satin Soft(R), Doucelle(R), Decor(R), North River(R), Perkins(R) aND HORizon(R) as well as under private labels. Perkins trades on the Toronto Stock Exchange under the symbol PKN.

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FOR FURTHER INFORMATION:

Ms. Suzanne Blanchet                      Mr. Andre Belzile
President and Chief Executive Officer     Vice-President and CFO
Perkins Papers Ltd.                       Cascades Group
(450) 444-6400                            (514) 282-2600
sblanchet@perkins.ca                      abelzile@cascades.com

WEB SITE:  www.perkins.ca